SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                                Commission File Number: 0-26402
(Check one)

       | | Form 10-K and Form 10-KSB   | | Form 11-K   | | Form 20-F

                 |X| Form 10-Q and Form 10-QSB    | | Form N-SAR

                     For the period ended September 30, 1998

| | Transition Report on Form 10-K and Form 10-KSB
| | Transition Report on Form 20-F
| | Transition Report on Form 11-K
| | Transition Report on Form 10-Q and Form 10-QSB
| | Transition Report on Form N-SAR

                  For the transition period ended ____________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates:_____________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: The American Energy Group, Ltd.

Former name if applicable:

Address of principal
executive office:       PO BOX 489

City, State and Zip Code: Simonton, Texas 77476

                                     PART II

                             RULE 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


      |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10- KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


      |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE


      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


      The Registrant's quarterly report on Form 10-Q could not be filed within the prescribed time period because the Company has been delayed in the completion of it's annual report on Form 10-K due to circumstances beyond its control. The information to be contained in the annual report on Form 10-K needs to be completed before the Form 10-Q can be filed.

                                     PART IV

                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

        BRADLEY J. SIMMONS       (281)               346-2652
            (Name)            (Area Code)       (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).
                                                |X| YES     |  | No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                |X| YES     |  | No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      EXPLANATION FOR FORM 12B-25 PART IV ITEM (3):

      Revenue from the sale of oil during the first quarter ended September 30, 1998 declined by approximately $120,000 compared to the same quarter in the fiscal year ended June 30, 1998. This is in part due to the drop in global oil prices. The Company's average price per barrel of oil declined by approximately $6.90 per barrel during the quarter ended September 30, 1998 compared to the same quarter in fiscal 1998. During the quarter ended September 30, 1998, a majority of the Company's domestic oil wells were shut in for field repairs and maintenance. Net income during the quarter ended September 30, 1998 declined by approximately $130,000 compared to the same quarter in fiscal 1998 for the above reasons.

                         The American Energy Group, Ltd.
                   (Name of Registrant as Specified in Charter

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date     November 17, 1998          By /s/ BRADLEY J. SIMMONS
                                       Bradley J. Simmons
                                       Chairman of the Board, President,
                                       and Chief Accounting Officer